SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13D/A
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 3){1}

                       American Country Holdings Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
    --------------------------------------------------------------------
                       (Title of Class of Securities)

                                 025278 20 1
    --------------------------------------------------------------------
                               (Cusip Number)

                       American Country Holdings Inc.
                    222 North LaSalle Street, Suite 1600
                        Chicago, Illinois 60601-1105
                               (312) 456-2000

                               With a copy to:

                            Schiff Hardin & Waite
                  6600 Sears Tower, Chicago, Illinois 60606
                           Attn: Stuart L. Goodman
                               (312) 258-5737
    --------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and

                              July 6, 2001
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on following pages)
                             (Page 1 of 6 pages)
   ___________________

   {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


     CUSIP No. 025278 20 1          13D                Page 2 of 8 pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Martin L. Solomon

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /_/
                                                                 (b) /_/
     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

      NUMBER OF    7  SOLE VOTING POWER

       SHARES         3,290,743 Shares

    BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY        0 Shares

        EACH       9  SOLE DISPOSITIVE POWER

      REPORTING       3,290,743 Shares

       PERSON     10  SHARED DISPOSITIVE POWER

        WITH          0 Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,290,743 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     /_/

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.9%

     14   TYPE OF REPORTING PERSON

          IN


   ITEM 1.   SECURITY AND ISSUER.

             This Amendment No. 3 to Schedule 13D relates to the securities ("Securities") of American Country Holdings Inc. (the "Company"), a corporation organized under the laws of Delaware. The address of the Company's principal place of business is 222 North LaSalle Street, Suite 1600, Chicago, Illinois 60601-1105.

             This amended schedule is being filed to give notice of the Reporting Person's purchase of 555,471 shares of common stock, par value $.01 ("Common Stock"), of the Company from United Capital Insurance Company and Western Indemnity at a price of $1.9035 on July 2, 2001 executed as a cross trade by Janney Montgomery Scott LLC and an understanding between the Reporting Person and another stockholder of the Company.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This amended statement is being filed by Martin L. Solomon (the "Reporting Person"), who is a citizen of the United States of America.

             The Reporting Person's principal occupation is private investor. The Reporting Person serves on the Company's Board of Directors. The Reporting Person's business address is P.O. Box 70, Coconut Grove, Florida 33233.

             During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The Reporting Person used his personal funds to pay for the 555,471 shares of Common Stock described in Item 1.

   ITEM 4.   PURPOSE OF TRANSACTION.

             The Reporting Person has reached an understanding with Mr. Wilmer J. Thomas, Jr., a stockholder and a member of the Board of Directors of the Company, with respect to the Securities owned by them, including the Securities owned by T.G.P. Associates, Ltd. Partnership, a limited partnership of which Mr. Thomas serves as general partner, (i) that neither the Reporting Person nor Mr. Thomas will sell any of such Securities unless the other person has the opportunity to sell his Securities on the same terms and conditions and (ii) to consult with each other regarding voting their Securities for the election of directors of the Company and other matters

                              Page 3 of 6 pages


   presented for a vote of stockholders, provided that there is no agreement between the Reporting Person and Mr. Thomas on how to vote their Securities. As a result of this understanding between the Reporting Person and Mr. Thomas, the Reporting Person may be deemed to share beneficial ownership of the Securities beneficially owned by Mr. Thomas. The Reporting Person disclaims beneficial ownership of all Securities owned by Mr. Thomas.

             Other than as stated above, the Reporting Person has no plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of
   Schedule 13D.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             The share ownership percentages described in this amended statement are based on 10,310,475 shares of Common Stock outstanding on July 6, 2001, as reported by the Company's transfer agent.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person as of July 6, 2001 is as follows:

                  (1) 3,290,743 shares of Common Stock, constituting approximately 31.3% of the outstanding Common Stock. This includes (i) 571,428 shares of Common Stock issuable upon conversion of 100,000 shares of Series A convertible preferred stock, (ii) 135,000 shares of Common Stock issuable upon exercise of 135,000 stock options and (iii) 16,259 shares of Common Stock issuable upon exercise of 22,705 redeemable common stock purchase warrants.

             (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the Securities beneficially owned by him as described in paragraph (a) above.

             (c) Except for the purchase of the 555,471 shares of Common Stock described in Item 1, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             To the best knowledge of the Reporting Person, except as described in Item 4 herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise)

                              Page 4 of 6 pages


   between Reporting Person and any other person with respect to any securities of the Company.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

             Not applicable.















































                              Page 5 of 6 pages


                                 SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated: July 9, 2001




   /s/ Martin L. Solomon
   --------------------------
   Martin L. Solomon








































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